1934 ACT FILE NO. 001-15264

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K
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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December 2005.
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Aluminum Corporation of China Limited
(Translation of Registrant's name into English)
___________________

No. 12B Fuxing Road
Haidian District, Beijing
People's Republic of China 100814
(Address of principal executive offices)
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         [Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F      X       Form 40-F

         [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                No      X

         [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-              ]

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aluminum Corporation of China Limited (Registrant)
Date December 15, 2005	By /s/ Liu Qiang Name: Liu Qiang Title: Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

Aluminum Corporation of China Limited*
(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2600)

ANNOUNCEMENT
LETTERS OF INTENT

Summary

On 7 December 2005, the Company entered into the Jiaozuo Letter of Intent with Jiaozuo City SASAC, Jiaozuo Wanfang Group, and Jiaozuo Wanfang in relation to the proposed acquisition of 29% of the issued share capital of Jiaozuo Wanfang by the Company from Jiaozuo Wanfang Group. If the Proposed Acquisition proceeds, the Company will become the single largest shareholder of Jiaozuo Wanfang. The A shares of Jiaozuo Wanfang are listed and traded on the Shenzhen Stock Exchange.

On 10 December 2005, the Company entered into the Baiyin Letter of Intent to collaborate with Baiyin Nonferrous and Baiyin Ibis for the establishment of the Proposed Joint Venture Company in which the Company will own 51% of the equity interests.

The Jiaozuo Letter of Intent and Baiyin Letter of Intent may or may not lead to any agreements and the Proposed Acquisition and the establishment of the Proposed Joint Venture Company may or may not proceed. Should the Proposed Acquisition and the establishment of the Proposed Joint Venture Company proceed, the Company will comply with the relevant provisions of the Listing Rules in making the appropriate disclosure and, if applicable, arranging for the relevant approval procedures. Shareholders and potential investors in the Company are advised to exercise caution when dealing in the H Shares of the Company.

This announcement is published in accordance with Rule 13.09 of the Listing Rules.

JIAOZUO LETTER OF INTENT

The board of directors (the "Directors", and the "Board") of Aluminum Corporation of China Limited (the "Company") wishes to announce that on 7 December 2005 the Company entered into a non-binding letter of intent (the "Jiaozuo Letter of Intent") with Jiaozuo City State-owned Assets Supervision and Administrative Commission (Chinese Character) ("Jiaozuo City SASAC"), Jiaozuo City Wanfang Group Co., Ltd. (Chinese Character) ("Jiaozuo Wanfang Group"), and Jiaozuo Wanfang Aluminum Manufacturing Co., Ltd. (Chinese Character) ("Jiaozuo Wanfang") in relation to the proposed acquisition of 29% of the issued share capital of Jiaozuo Wanfang by the Company from Jiaozuo Wanfang Group (the "Proposed Acquisition"). Jiaozuo Wanfang Group currently holds 52.34% of the issued share capital of Jiaozuo Wanfang. If the Proposed Acquisition proceeds, the Company will become the single largest shareholder of Jiaozuo Wanfang. Jiaozuo Wanfang is a joint stock company established in the People's Republic of China, whose A shares are listed and traded on the Shenzhen Stock Exchange.

The non-binding Jiaozuo Letter of Intent contains the following major intentions:

*

The Proposed Acquisition will be in respect of the state-owned legal person shares in Jiaozuo Wanfang held by Jiaozuo Wanfang Group and will comprise 29% of the total issued share capital of Jiaozuo Wanfang (after completion of the non-tradable share reform of Jiaozuo Wanfang);

*	The consideration for the proposed Acquisition will be decided after negotiation between the parties based on audits and valuations prepared by intermediaries.

BAIYIN LETTER OF INTENT

On 10 December 2005, the Company entered into a non-binding letter of intent (the "Baiyin Letter of Intent") to collaborate with Baiyin Nonferrous Metal (Group) Co., Ltd. (Chinese Character) ("Baiyin Nonferrous") and Baiyin Ibis Aluminium Co., Ltd. (Chinese Character) ("Baiyin Ibis") for the proposed establishment of a joint venture company between the Company and Baiyin Nonferrous (the "Proposed Joint Venture Company") in which the Company will own 51% of the equity interests.

The non-binding Baiyin Letter of Intent contains the following major intentions:

*

Baiyin Nonferrous will contribute the assets and liabilities of an existing 127,000 tonnes smelting and ancillary facilities owned by Baiyin Ibis as capital contribution, and the Company will contribute in cash as capital contribution in the establishment of the Proposed Joint Venture Company.

*	Upon completion of the capital contributions the Company and Baiyin Nonferrous will hold 51% and 49% equity interests respectively in the Proposed Joint Venture Company.

GENERAL

To the best knowledge of the Directors, Jiaozuo Wanfang Group and Baiyin Nonferrous are independent third parties who are independent from and not connected with any of the directors, chief executive, supervisors and substantial shareholders of the Company or any of its subsidiaries, or any of their respective associates within the meaning of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules").

The Jiaozuo Letter of Intent and Baiyin Letter of Intent may or may not lead to any agreements and the Proposed Acquisition and the establishment of the Proposed Joint Venture Company may or may not proceed. Should the Proposed Acquisition and the establishment of the Proposed Joint Venture Company proceed, the Company will comply with the Listing Rules by making the relevant disclosure and, if applicable, arranging for the relevant approval procedures.

Shareholders and potential investors in the Company are advised to exercise caution when dealing in the H Shares of the Company.

As at the date of this announcement, the members of the Board of Directors comprise Mr. Xiao Yaqing, Mr. Xiong Weiping, Mr. Luo Jianchuan, Mr. Chen Jihua (Executive Directors); Mr. Joseph C. Muscari, Mr. Shi Chungui (Non-executive Directors); Mr. Pan Yaojian, Mr. Wang Dingzuo and Mr. Kang Yi (Independent Non-executive Directors).

By Order of the Board of Directors of Aluminum Corporation of China Limited Liu Qiang Company Secretary

12 December 2005

* For identification only
About the Company
Our contact information of this release is:

*	Business address: No.12B, Fuxing Road, Haidian District, Beijing, People's Republic of China 100814
*	Telephone number: (86-10) 6397 1767
*	Website: http://www.chinalco.com.cn
*	Contact person: Liu Qiang, Company Secretary